AH 5/9/2002

02023047

TC 5/7/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 0 3 2002

SEC FILE NUMBER
8- 52100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glatfelter Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 Leader Heights Road
(No. and Street)

York (City) PA (State) 17402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Clements (717) 741-7409
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

1869 Charter Lane, Suite 301 (Address) Lancaster (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 5/9/2002

OATH OR AFFIRMATION

I, Thomas Clements, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glatfelter Financial Services, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/Treasurer

Title

Notary Public

Notarial Seal
Janet D. Smuck, Notary Public
York Twp., York County
My Commission Expires May 24, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Replacement pages 5 and 6 for the audited financial statements as of December 31, 2001, in response to NASD Regulations letter dated April 19, 2002 (a copy of which is enclosed)

1. Formation and business:

Glatfelter Financial Services, Inc. (GFS) was incorporated in Pennsylvania and is a wholly-owned subsidiary of Arthur J. Glatfelter Agency, Inc. (the Parent). GFS serves as a broker-dealer, registered effective March 29, 2000, with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). GFS is currently licensed to do business in Pennsylvania, Maryland, and New Jersey.

2. Significant accounting policies:

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States for the securities brokerage industry.

Revenue recognition

GFS earns commissions on mutual fund and variable annuity transactions executed on behalf of its clients. GFS maintains its books and records on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is comprised of a demand deposit account held with a bank.

Income taxes

GFS is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if GFS filed on a separate return basis and the amount of current tax expense is payable to the Parent and is included in income taxes payable. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. As of December 31, 2001, there were no deferred tax assets or liabilities.

3. Net capital requirements:

As a broker-dealer, GFS is subject to the uniform net capital rules of the Securities and Exchange Commission. Under SEC Rule 15c3-3(k)(1), GFS is exempt from the requirement to maintain reserves for the exclusive benefit of its customers and, accordingly, also has no possesssion or control requirements. As of December 31, 2001, GFS was in compliance with the conditions of this exemption.

Net capital pursuant to these rules was $71,495 at December 31, 2001 compared to the minimum required net capital of $5,000. The Company's net capital ratio was 0.96 to 1. A reconciliation of the computation of net capital to the unaudited report previously filed with the Securities and Exchange Commission as of December 31, 2001 is not necessary as no differences exist.

4. Income taxes:

GFS is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate Federal income tax return. GFS files its own state tax returns.

The components of the provision for income taxes consist of the following:

	2001
Current federal tax expense	$ 14,700
Current state tax expense	4,804
	$ 19,504

Taxes paid in 2001 totaled $3,861.

5. Related party transactions:

Under the terms of an Expense Agreement (Agreement), the Parent provides to GFS a number of services, including executive, financial, human resources, information technologies, licensing, legal, and certain personnel and benefit expenses. Under this Agreement the parent provides these services at no cost to GFS. The Parent has renewed this agreement through December 31, 2002. The value of the services provided by the Parent was approximately $297,000 in 2001.

NASD REGULATION
An NASD Company

April 19, 2002

Mr. Anthony P. Campisi
Glatfelter Financial Services, Inc.
183 Leader Heights Road
York, PA 17402

Dear Mr. Campisi:

This will acknowledge receipt of your December 31, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that the Notes to Financial Statements disagree with the firm's claimed exemption. Specifically, the firm claims an exemption to SEC Rule 15c3-3 pursuant to section k(1), while Note #3 describes the firm as fully disclosed.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by May 6, 2002. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

As set forth on the NASD Regulation website, *www.nasdr.com*, the NASD will not accept any mail that does not have complete return names and addresses. Please be sure when sending mail to the NASD that your information is fully and appropriately labeled.

Your prompt attention should be given to this matter. If you have any questions, please contact Eli C. Renshaw, Compliance Examiner, at (215) 963-2610.

Sincerely,

Justin B. Ettelson

Justin B. Ettelson
Supervisor of Examiners

JBE/ael
Enclosure

cc: Ms. Sherry Lawrence
NASD Regulation, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
The Curtis Center 1120 E.
601 Walnut Street
Philadelphia, PA 19106-3322

Arthur Anderson LLP
Certified Public Accountant
1869 Charter Lane
Suite 301
Lancaster, PA 17601